                                                                      EXHIBITS 1

PRESS RELEASE
SOURCE: ACS MOTION CONTROL LTD.

ACS MOTION CONTROL REPORTS LOSS OF MAJOR APPLICATION

MIGDAL HA'EMEK, Israel, June 26, 2006 /PRNewswire/ -- ACS Motion Control Ltd.,
(Nasdaq: ACSEF - news), a developer and manufacturer of advanced motion control products, announces that the Company has been notified by one of its customers that due to a redesign of its system, as of the fourth quarter of 2006 it would no longer require the products that it has been purchasing for this application.
Sales to this application accounted for 13% of the Company's revenues in 2005 and approximately 26% of its revenues in the first half of 2006.

In light of this development the Company intends to use Company resources that will become available to increase its marketing efforts in an attempt to compensate for the loss of revenues generated by the aforementioned application.

CONTACT: DORIT RINGELSTEIN, ACS MOTION CONTROL LTD. +972-4-654-6440